SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)*
Paul-Son Gaming Corporation
(Name of Issuer)
Common Stock, $.01 per share
 (Title of Class of Securities)
_____703578104_____
 (CUSIP Number)
Francois Carrette
c/o Holding Wilson
3 Avenue du President Wilson
75116 Paris, France

with a copy to:
Carina Levintoff, Esq.,
CMS Bureau Francis Lefebvre-New York
712 Fifth Avenue
New York, NY 10019
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2002
 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.   703578104
 (1) Names of Reporting Persons I.R.S. Identification
     Nos. of Above Persons

               Francois Carrette
 (2) Check the Appropriate Box if a Member of a Group
     See Instructions)
(a)..............................................[  ]
(b)..............................................[x]
 (3) SEC Use Only
 (4) Source of Funds (See Instructions) 00 WC PF
 (5) Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
 (6) Citizenship or Place of Organization France
     Number of Shares
(7)Sole Voting Power..............................0
Beneficially
Owned (8)Shared Voting Power...............4,701,219
by Each
Reporting (9)Sole Dispositive Power........3,809,085
Person
With (10)Shared Dispositive Power...................0
 (11)Aggregate Amount Beneficially Owned by Each Reporting
  Person.........................3,809,085
 (12)Check if the Aggregate Amount in Row (11) Excludes
 Certain Shares (See Instructions) [x]
 (13)Percent of Class Represented by Amount in Row
 (11).......................................50.15%
 (14)Type of Reporting Person (See Instructions)
Individual.....................................


Item 1. Security and Issuer
The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share ("Common Stock"), of Paul-Son Gaming Corporation (the "Company"). The principal executive offices of the
Company are located at 1700 South Industrial Road, Las
Vegas, Nevada 89102.
Item 2. Identity and Background
(a)	This statement is being filed by Francois Carrette.
(b)	The business address for Mr. Carrette is c/o Holding
Wilson, 3 Avenue du President Wilson, 75116 Paris,
France.
(c)	Mr. Carrette became Chairman of the Board and
director of the Company on September 12, 2002.  Mr.
Carrette also serves as President of the Supervisory
Board of Holding Wilson, a French holding company of
which Mr. Carrette is a 99% stockholder.  In
addition to its investment in the Company, Holding
Wilson through its affiliates engages in consulting
for geotechnic infrastructures and the environment.
The Supervisory Board of Holding Wilson consists of
Mr. Carrette , Elisabeth Carrette, the spouse of Mr. Carrette, and Philippe Cholet. The Executive Board
of Holding Wilson consists of Alain Thieffry,
President, Daphne Carrette and Nathalie Carrette,
the daughters of Mr. and Mrs. Carrette.  The address
of Holding Wilson and the business address of each
of the individuals named in this Item 2(c) is 3
Avenue du President Wilson, 75116 Paris, France.
(d)	During the last five years, neither Mr. Carrette nor
any of the individuals named in Item 2(c) has been
convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors).
(e)	During the last five years, neither Mr. Carrette nor
any of the individuals named in Item 2(c) was a
party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and as
a result of such proceeding was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating
activities subject to, federal or state securities
laws or finding any violation with respect to such
laws.
(f)	Each of Mr. Carrette and the other individuals named
in Item 2(c) is a citizen of France.
Item 3. Source and Amount of Funds or Other Consideration Pursuant to the Agreement and Plan of Exchange and Stock Purchase dated as of April 11, 2002, as amended by First Amendment to Agreement and Plan of Exchange and Stock Purchase dated as of May 13, 2002 (as so amended, the "Exchange Agreement"), between the Company and Etablissements Bourgogne et Grasset SA ("B&G"), on
September 12, 2002, Holding Wilson exchanged 179,552 shares of B&G capital stock owned by it for 3,164,730 shares of Common Stock. In addition, Mr. Carrette exchanged 16 shares of B&G capital stock held in his name for 282 shares of Common Stock. Elisabeth Carrette also exchanged 16 shares of B&G capital stock held in her name for 282 shares of Common Stock.
In addition, on September 12, 2002, Holding Wilson purchased 502,334 shares of Common Stock from the Paul S. Endy Living Trust (the "Trust") pursuant to a Stock Purchase Agreement dated April 11, 2002 (the "Stock Purchase Agreement") among the purchasers listed therein, the Trust, certain other Endy Family Trusts and Eric P. Endy. The aggregate purchase price of these shares was $717,620.24, which was paid from Holding Wilson's working capital. In addition, pursuant to the Stock Purchase Agreement, Mr. and Mrs. Carrette each purchased 45 shares of Common Stock for an aggregate purchase price of $128.56, which was paid from their personal funds.
In addition, on September 12, 2002, Holding Wilson acquired 67,465 shares of Common Stock upon exercise of Warrants (as defined in Item 4) issued pursuant to the Exchange Agreement. The aggregate purchase price for those shares was $674.65 which was paid from Holding Wilson's working capital. In addition, Mr. and Mrs. Carrette each acquired six shares of Common Stock upon exercise of Warrants for an aggregate purchase price of $.12, which was paid from their personal funds.
On April 11, 2002, pursuant to the Stock Purchase Agreement, Holding Wilson purchased 31,894 shares of Common Stock from the Trust. The aggregate purchase price of these shares was $79,735, which was paid from Holding Wilson's working capital. In addition, pursuant to the Stock Purchase Agreement, Mr. and Mrs. Carrette each purchased 3 shares of Common Stock from the Trust for an aggregate purchase price of $15.00, which was paid from their personal funds.
On January 15, 2001, Holding Wilson purchased 26,590 shares of Common Stock from the Trust. The aggregate purchase price for these shares was $79,770, which was paid from Holding Wilson's working capital.
Prior to December, 2000, Mr. Carrette purchased 15,400 shares of Common Stock on the open market with his personal funds.

Item 4. Purpose of Transaction
Mr. Carrette holds 99% of the outstanding capital stock of Holding Wilson and serves as President of its Supervisory Board. Mr. and Mrs. Carrette and Holding Wilson acquired an aggregate of 3,767,095 shares of Common Stock pursuant to the Exchange Agreement and the Stock Purchase Agreement and the exercise of Warrants. The summaries of certain provisions of the Exchange Agreement and the Stock Purchase Agreement set forth in this statement are qualified in their entirety by reference to the full text of such documents, which are incorporated herein by reference as Exhibits 2.1 and 2.2, respectively. On January 15, 2001, Holding Wilson acquired 26,590 shares of Common Stock and prior to December, 2000, Mr. Carrette acquired 15,400 shares of Common Stock. The aggregate of 3,809,085 shares of Common Stock held by Mr. and Mrs. Carrette and Holding Wilson constitute approximately 50.15%of the total Common Stock outstanding.
The closing under the Exchange Agreement (the "Closing") occurred on September 12, 2002. Pursuant to the Exchange Agreement, 100% of the outstanding shares of B&G were exchanged for an aggregate of 3,969,026 shares of Common Stock. As a result of the transactions provided for in the Exchange Agreement, B&G and its wholly owned subsidiary, The Bud Jones Company, Inc., became wholly owned subsidiaries of the Company.
As part of the consideration for the exchange, the Company issued to the B&G stockholders warrants (the "Warrants")
to purchase an aggregate of 459,610 shares of Common Stock at a price of $.01 per share under certain circumstances. The Warrants were intended to provide "anti-dilution" protection to the B&G stockholders against options or similar rights granted by the Company prior to the Closing which are exercised after the Closing, and against securities issued to the Company's investment banker, Ladenburg Thalmann & Co., as a result of the Closing. Thus, the Warrants are only exercisable if, as and when these options or rights are exercised or such securities issued. The Warrants will expire 30 days after the Company notifies the Warrant holder that the last of those options or rights
have expired.   Warrants to purchase a total of 84,610
shares of Common Stock, reflecting the issuance of shares of Common Stock to Ladenburg Thalmann, were immediately exercisable. Mr. and Mrs. Carrette and Holding Wilson exercised all of their immediately exercisable Warrants on September 12, 2002, acquiring an aggregate of 67,465 and 12 shares of Common Stock, respectively, through such exercise. Mr. and Mrs. Carrette and Holding Wilson hold Warrants to
purchase an aggregate 299,062 shares of Common Stock.   Mr.
and Mrs. Carrette and Holding Wilson intend to exercise their Warrants as they become exercisable.
Pursuant to the Exchange Agreement, the Board of Directors of the Company was expanded to seven (7) members, and Holding Wilson has the right to nominate four directors.
Mr. Carrette, Gerard Charlier, and Alain Thieffry have been appointed to the Board. The fourth nominee, Benoit Aucouturier, declined to serve. Holding Wilson intends to name another nominee. The remaining directors are Eric P. Endy, the former President and Chairman of the Company, and now Executive Vice President of the Company, Paul G. Dennis and Jerry G. West, each of whom served as a director prior to the Closing. Moreover, pursuant to the Exchange Agreement, Mr. Carrette was named Chairman of the Board of the Company and Mr. Charlier was named President and Chief Executive Officer. Pursuant to the Exchange Agreement, the Company's By-Laws were amended to require that all directors of the Company be elected annually rather than for staggered three-year terms.
Pursuant to the Stock Purchase Agreement, Mr. Endy and the Trust agreed for a period of five years from the Closing to vote their shares of Common Stock in favor of the election of Holding Wilson's nominees to the Company's Board of Directors. Immediately after the Closing, Mr. Endy and the Trust held in the aggregate approximately 892,134 shares of Common Stock, constituting approximately 11.75% of the outstanding Common Stock. Moreover, Mr. Carrette and Holding Wilson have agreed to vote for the election of Mr. Endy as a director of the Company during the same five-year period.
The Exchange Agreement required as a condition precedent to the Closing, that the stockholders of the Company approve certain amendments to the Company's articles of incorporation. These amendments provide for the Company to "opt-out" of certain "anti-takeover" provisions of Nevada law and remove provisions requiring a two-thirds vote of stockholders to approve a merger, a statutory exchange of the Company's shares or a sale of all or substantially all of the assets of the Company or to amend the Certificate of Incorporation.
The Stock Purchase Agreement also provides Holding Wilson and the other former B&G stockholders with a right of first refusal to purchase any shares which Mr. Endy and the Trust desire to sell.
NASDAQ notified the Company that it believed that the transactions contemplated by the Exchange Agreement and the Stock Purchase Agreement constituted a "reverse merger" under NASDAQ rules. This would require the Company to meet the initial listing requirements of NASDAQ SmallCap Market in order to maintain its listing. Since the Company does not currently meet the $4.00 minimum bid requirement for initial listing, NASDAQ may determine to delist the Company. The Company intends to appeal any such determination. If NASDAQ does delist the Common Stock, the Company intends to cause the Common Stock to be listed on the Pacific Stock Exchange, as the Company currently meets the criteria for
Tier II of that Exchange.   The Stock Purchase Agreement
provides that if NASDAQ delists the Common Stock, the Trust will transfer an additional 34,567 shares of Common Stock to the former B&G stockholders for no additional consideration. If these shares are issued, Mr. and Mrs. Carrette and Holding Wilson will receive an aggregate 27,567 additional shares of Common Stock.
On September 12, 2002, Mr. Carrette was granted an option to purchase 6,000 shares of Common Stock under the Company's 1994 Director Stock Option Plan (the "Director Option").
The exercise price of the Director Option is $3.40 per share. The Director Option vests over a three-year period, 2,000 shares per year.
Holding Wilson has entered into an agreement with Gerard Charlier (the "Put Agreement") whereby Holding Wilson granted Mr. Charlier an option to sell to Holding Wilson the Common Stock he acquired in the combination if Mr. Charlier's employment with the Company is terminated voluntarily by Mr. Charlier or by the Company other than for death, permanent disability or cause (as defined in Mr. Charlier's employment agreement). The per share sale price would be equal to the average closing price of Common Stock for the 30 trading days preceding the date Mr. Charlier exercise his option to sell.
In addition to the shares of Common Stock held by Mr. and Mrs. Carrette and Holding Wilson, the other former stockholders of B&G hold in the aggregate approximately 963,284 shares constituting approximately 12.68% of the Common Stock outstanding, and Warrants to purchase additional 75,938 shares of Common Stock. Mr. Carrette expressly disclaims beneficial ownership of these shares and the formation or existence of a group within the meaning of
Section 13(d)(3) with Mr. Endy, the Trust or any former B&G stockholder other than Mrs. Carrette and Holding Wilson. Except as set forth in this statement, neither Mr. Carrette nor Holding Wilson has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale of transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	As of September 13, 2002, Mr. and Mrs. Carrette and
Holding Wilson beneficially own in the aggregate
3,809,085 shares of Common Stock..  Such shares
constitute approximately 50.15% of Common Stock outstanding.Mr. and Mrs. Carrette and Holding Wilson also own Warrants to purchase an aggregate of
299,062 additional shares of Common Stock which are
not currently exercisable.  Mr. Carrette also holds
the Director Option to purchase 6,000 shares, no
part of which is currently exercisable.  As stated
in Item 4, other former B&G stockholders
beneficially own in the aggregate approximately
963,284 shares of Common Stock. Such shares
constitute approximately 12.68% of the Common Stock outstanding. Such former B&G stockholders also own
Warrants to purchase an aggregate of approximately
75,938 additional shares which are not currently exercisable. Mr. Carrette expressly disclaims beneficial ownership of these shares and the
formation or existence of a group within the meaning
of Section 13(d)(3) with any former B&G stockholder
other than Mrs. Carrette and Holding Wilson.  None
of the other individuals named in Item 2(c)
beneficially owns shares of Common Stock.
(b)	Mr. Carrette has the shared power to vote or direct
the vote of an aggregate of 3,809,085 shares of
Common Stock. Such voting power is shared with the
Trust, which pursuant to the Stock Purchase
Agreement has the right to vote such shares in favor
or the election of Mr. Endy as a director of the
Company during the five years following the Closing. Pursuant to the Stock Purchase Agreement, during the five years following the Closing, Mr. Carrette and
Holding Wilson also share voting power with respect
to the election of directors on approximately
892,134 shares of Common Stock owned by Mr. Endy and
the Trust, constituting approximately 11.75% of the outstanding Common Stock. Mr. Carrette has the sole power to dispose or direct the disposition of an
aggregate of 3,809,085 shares of Common Stock.
(c)	Other than the acquisitions of the Common Stock,
Warrants and the Director Option described in this statement, no transactions in Common Stock were effected during the past 60 days by Mr. or Mrs.
Carrette, Holding Wilson or any of the other
individuals named in Item 2(c).
(d)	No person other than the record owner of such shares
of Common Stock is known to have the right to
receive or the power to direct the receipt of
dividends from, or the proceeds form the sale of,
such shares of Common Stock.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Exchange Agreement and the Stock Purchase Agreement are described in Items 3 and 4 above. The summary descriptions of the Exchange Agreement and the Stock Purchase Agreement in this statement are qualified in their entirety by reference to the full text of the Exchange Agreement and the Stock Purchase Agreement which are incorporated herein by reference as Exhibits 2.1 and 2.2, respectively.
Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.
2.1	Agreement and Plan of Exchange and Stock Purchase dated
as of April 11, 2002 between Paul-Son Gaming
Corporation and Etablissements Bourgogne et Grasset
S.A. (Incorporated by reference to Annex A to the
Company's definitive proxy statement dated August 9,
2002, SEC File No. 000-23588).
2.2	Stock Purchase Agreement dated April 11, 2002 among the
purchasers listed therein, The Paul S. Endy, Jr.,
Living Trust, the other Endy Family Trusts listed
therein and Eric P. Endy (Incorporated by reference to
Annex D to the Company's definitive proxy statement
dated August 9, 2002, SEC File No. 000-23588).
3.1	Option Agreement dated March 29, 2002 between Holding
Wilson and Gerard  Charlier



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
September 17, 2002
(Date)
/s/ FranOois Carrette
(Signature)
FranOois Carrette
(Name/Title)


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